FOR IMMEDIATE RELEASE	TSX: SLW
August 11, 2015	NYSE: SLW

RECORD SILVER EQUIVALENT PRODUCTION AND
SALES VOLUME DURING THE SECOND QUARTER OF 2015

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the second quarter ended June 30, 2015. All figures are presented in United States dollars unless otherwise noted.

SECOND QUARTER HIGHLIGHTS

•
Record attributable silver equivalent production in Q2 2015 of 10.9 million ounces (7.2 million ounces of silver and 50,500 ounces of gold), compared with 8.5 million ounces in Q2 2014, representing an increase of 29%.

•
Record silver equivalent sales volume in Q2 2015 of 10.0 million ounces (5.6 million ounces of silver and 61,000 ounces of gold), compared with 7.5 million ounces in Q2 2014, representing an increase of 34%.

•
During the three month period ending June 30, 2015, payable silver equivalent ounces attributable to the Company produced but not yet delivered were virtually unchanged at approximately 6.5 million ounces.

•	Revenues of $164.4 million in Q2 2015 compared with $148.6 million in Q2 2014, representing an increase of 11%.

•
Average realized sale price per silver equivalent ounce sold in Q2 2015 of $16.38 ($16.42 per ounce of silver and $1,195 per ounce of gold), compared with $19.83 in Q2 2014, representing a decrease of 17%.

•	Net earnings of $53.7 million ($0.13 per share) in Q2 2015 compared with $63.5 million ($0.18 per share) in Q2 2014, representing a decrease of 15%.

•	Operating cash flows of $109.3 million ($0.27 per share1) in Q2 2015 compared with $102.5 million ($0.29 per share¹) in Q2 2014, representing an increase of 7%.2

•	Cash operating margin1 in Q2 2015 of $11.62 per silver equivalent ounce compared with $15.11 in Q2 2014, representing a decrease of 23%.

•	Average cash costs1 in Q2 2015 were $4.26 and $395 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs1 increased to $4.76 compared with $4.72 in Q2 2014.

1	Please refer to non-IFRS measures at the end of this press release.
2	On a per share basis, operating cash flow decreased as a result of the increase in common shares in the first quarter of 2015.

•	Declared quarterly dividend of $0.05 per common share.

•	Hudbay Minerals Inc.’s (“Hudbay”) Constancia mine in Peru achieved commercial production on April 30, 2015.

•	Events Subsequent to the Quarter
o
On July 6, 2015, Silver Wheaton received a proposal letter (the “Proposal”) from the Canada Revenue Agency (the “CRA”) proposing to reassess the Company under various rules contained in the Income Tax Act (Canada).

“Production hit record levels for a second straight quarter, as Silver Wheaton produced nearly 11 million silver equivalent ounces in the second quarter of 2015. To provide some context, in the first half of 2015 we produced over 21 million silver equivalent ounces, whereas in 2011 the Company produced just over 25 million ounces for the whole year. Adding to the production growth, in the second quarter of 2015 we also saw record sales volumes of ten million silver equivalent ounces. We are proud to be delivering on our 2015 production growth guidance of over 20% and reiterate that this growth is fully-funded,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Events subsequent to the quarter, including the selloff in the precious metals markets and the receipt of the Proposal from the CRA, have been unfortunate; however, we remain confident in our business structure and will defend our tax filing positions vigorously. We do not anticipate any changes to our business operations, and we look forward to continued production growth in the second half of this year. Furthermore, we currently see a robust pipeline of very high quality corporate development opportunities.”

Financial Review

Revenues

Revenue was $164.4 million in the second quarter of 2015, on silver equivalent sales of 10.0 million ounces (5.6 million ounces of silver and 61,000 ounces of gold). This represents an 11% increase from the $148.6 million of revenue generated in the second quarter of 2014 due primarily to a 34% increase in the number of silver equivalent ounces sold, partially offset by a 17% decrease in the average realized silver equivalent price ($16.38 in Q2 2015 compared with $19.83 in Q2 2014).

Costs and Expenses

Average cash costs1 in the second quarter of 2015 were $4.76 per silver equivalent ounce as compared with $4.72 during the comparable period of 2014. This resulted in a cash operating margin1 of $11.62 per silver equivalent ounce, a reduction of 23% as compared with Q2 2014. The decrease in the cash operating margin was primarily due to a 17% decrease in the average realized silver equivalent price in Q2 2015 compared with Q2 2014.

Earnings and Operating Cash Flows

Net earnings and cash flow from operations in the second quarter of 2015 were $53.7 million ($0.13 per share) and $109.3 million ($0.27 per share1), compared with $63.5 million ($0.18 per share) and $102.5 million ($0.29 per share1) for the same period in 2014,

1	Please refer to non-IFRS measures at the end of this press release.

       a decrease of 15% and an increase of 7%, respectively.1 Earnings and cash flow continued to be impacted by lower gold and silver prices.

Balance Sheet

At June 30, 2015, the Company had approximately $72 million of cash on hand and $715 million outstanding under the Company's $2 billion revolving term loan.

CRA Audit Update

On July 6, 2015, the Company announced that it had received a Proposal letter from the CRA in which the CRA is proposing to reassess Silver Wheaton under various rules contained in the Income Tax Act (Canada). The Proposal outlines CRA's position that the transfer pricing provisions of the Income Tax Act (Canada) relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased for the 2005 to 2010 taxation years (the "Relevant Taxation Years") by approximately Cdn$715 million, which represents substantially all of the income of the Company's foreign subsidiaries. This amount represents a potential income inclusion and does not reflect the resultant tax liability.   If Silver Wheaton is reassessed, the Company currently estimates on a preliminary basis that this would result in federal and provincial tax of approximately Cdn$190 million. The Proposal also indicates that the CRA is seeking to apply transfer pricing penalties of approximately Cdn$72 million in respect of the Relevant Taxation Years. The Proposal does not indicate the amount of interest or other penalties in respect of the Relevant Taxation Years. The issuance of the Proposal does not require the Company to pay any amount to the CRA at this time. If Silver Wheaton receives a notice of reassessment, Silver Wheaton intends to file a notice of objection and would be required to pay 50% of the reassessed amount of tax, interest and penalties. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter (including other penalties and interest). Silver Wheaton intends to vigorously defend its tax filing positions.

Second Quarter Asset Highlights

During the second quarter of 2015, attributable silver equivalent production was 10.9 million ounces (7.2 million ounces of silver and 50,500 ounces of gold), representing an increase of 29% compared with the second quarter of 2014.

Operational highlights for the quarter ended June 30, 2015, are as follows:

Salobo

In the second quarter of 2015, Salobo produced 27,805 ounces of gold attributable to Silver Wheaton, an increase of approximately 230% relative to the second quarter of 2014. This increase was primarily due to the doubling of the percentage of gold that Silver Wheaton is entitled to and the increased throughput as a result of the expansion to 24 million tonnes per annum (“Mtpa”) which commenced production in mid-2014.

Constancia

As disclosed in Hudbay’s second quarter of 2015 MD&A, the Constancia mine achieved commercial production on April 30, 2015. Attributable production to Silver Wheaton from Constancia in the second quarter was approximately 0.6 million ounces of silver and 3,510 ounces of gold. Hudbay also reported that ocean shipments began in April 2015 and that the mine and concentrator are currently operating at or above design capacity.

Hudbay reports that during the second quarter, shipments of concentrate from the Constancia mine to the port in Matarani, Peru were constrained by several factors including truck availability, protests (unrelated to Constancia) along the lower part of the trucking route, and road refurbishment activities along the route that increased cycle times for concentrate trucks. According to Hudbay, steps have been taken to increase the size of the trucking fleet, and the excess inventory is expected to be drawn down over the second half of 2015.

1	On a per share basis, operating cash flow decreased as a result of the increase in common shares in the first quarter of 2015.

Peñasquito

In the second quarter of 2015, the Peñasquito mine produced 1.9 million ounces of silver attributable to Silver Wheaton, a decrease of approximately 6% relative to the record second quarter of 2014 due to lower grades being mined. As disclosed in Goldcorp Inc.’s (“Goldcorp”) second quarter of 2015 MD&A, progress on the construction of the Northern Well Field ("NWF") project was limited due to continued social issues with local communities.  According to Goldcorp, the remaining NWF work is on hold until a fair resolution of the issues is reached with the communities; however, contingency plans remain in place for a fresh water supply to Peñasquito until the NWF is fully operational. It was also reported that the Metallurgical Enhancement Project ("MEP") continues to demonstrate the potential to significantly enhance the overall economics and mine life of Peñasquito, and that during the quarter, the pilot plant construction was completed and pilot plant testing commenced. MEP permit applications were submitted in May 2015 and the feasibility study remains on track for completion in early 2016.

San Dimas

In the second quarter of 2015, attributable production from San Dimas was 1.8 million ounces of silver, an increase of approximately 60% relative to the second quarter of 2014. This was primarily due to increased production as a result of the expansion to 2,500 tonnes per day (“tpd”) which was completed early in 2014 and to the sharing threshold increasing to 6 million ounces1, partially offset by the cessation of Goldcorp's four-year obligation to deliver 1.5 million ounces of silver to the Company on August 6, 2014. As per Primero Mining Corp.’s (“Primero”) second quarter MD&A, the San Dimas mill averaged 2,816 tpd in the second quarter, and the expansion of the San Dimas mine and mill from 2,500 tpd to 3,000 tpd is ahead of its originally planned completion of mid-2016 and now expected to be completed in April 2016 following the completion of the tailings filter system.

As per Primero’s July 20, 2015, news release, drilling results through the end of June 2015 have increased the Jessica vein’s known extent to approximately 300 meters of strike length and 300 meters of dip, and remains open laterally for 1.7 kilometers between two major faults. The Jessica vein was not included in Primero’s year-end 2014 reserve and resource estimation, but has since been included in its 2015 mine plan and is expected to provide approximately 5% of San Dimas' total mill feed in 2015. According to Primero, based on the full drill results through the end of June 2015, the Company expects to replace its estimated full-year 2015 production.

As at June 30, 2015, approximately 0.8 million ounces of cumulative payable silver ounces have been produced at San Dimas but not yet delivered to the Company, representing an increase of 0.5 million payable silver ounces during the second quarter of 2015.  As reported by Primero on July 6, 2015, silver deliveries had been delayed due to the suspension of Primero's import and export licenses in May 2015 by the Mexican customs authorities due to a discrepancy over Primero's address related to its corporate office relocation from Mexico City to Durango, Mexico.  As per Primero’s August 6, 2015, news release, the import and export license has been reinstated and normal course imports and exports have resumed, including the commencement of sales of all inventoried silver.

1
On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement such that during the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, and Silver Wheaton received an additional 1.5 million ounces of silver per annum that was delivered by Goldcorp. Beginning on August 6, 2014, Primero delivers a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess, and Goldcorp's obligation to deliver supplemental silver ceased. In the prior year, the San Dimas mine reached the previous sharing threshold of 3.5 million ounces of silver on March 13, 2014.

Barrick

In the second quarter of 2015, attributable silver production from Barrick was 0.6 million ounces, an increase of approximately 104% relative to the second quarter of 2014, primarily due to higher grades at the Veladero mine and higher recoveries at the Lagunas Norte mine.

777

In the second quarter of 2015, attributable gold production from Hudbay’s 777 mine was 6,668 ounces, a decrease of approximately 43% relative to the second quarter of 2014 primarily due to lower throughput and grades.

Produced But Not Yet Delivered 1

As at June 30, 2015, payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners amounted to approximately 6.5 million silver equivalent payable ounces virtually unchanged from the balance at March 31, 2015, as increases at San Dimas and Peñasquito were largely offset by decreases at Salobo and Sudbury. Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately two to three months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up, delays in shipments, and so forth.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton’s MD&A in the ‘Results of Operations and Operational Review’ section.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Webcast and Conference Call Details

A conference call will be held Wednesday, August 12, 2015, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	84883183
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 19, 2015. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	84883183
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2015 estimated annual attributable production is approximately 43.5 million silver equivalent ounces1, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 51 million silver equivalent ounces1, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including gold and precious metal streams on Vale’s Salobo mine and Hudbay’s Constancia mine.

1	Silver equivalent production forecast assumes a gold/silver ratio of 72:1

Condensed Interim Consolidated Statement of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2015	2014	2015	2014
Sales	$164,435	$148,570	$294,939	$313,949
Cost of sales
Cost of sales, excluding depletion	$47,795	$35,368	$82,259	$72,456
Depletion	53,327	38,514	85,372	75,136
Total cost of sales	$101,122	$73,882	$167,631	$147,592
Earnings from operations	$63,313	$74,688	$127,308	$166,357
Expenses and other income
General and administrative 1	$7,886	$10,375	$16,056	$20,485
Interest expense	798	591	2,298	1,699
Other expense	992	1,080	2,916	1,708
	$9,676	$12,046	$21,270	$23,892
Earnings before income taxes	$53,637	$62,642	$106,038	$142,465
Income tax recovery (expense)	89	850	(2,893)	836
Net earnings	$53,726	$63,492	$103,145	$143,301

Basic earnings per share	$0.13	$0.18	$0.27	$0.40
Diluted earnings per share	$0.13	$0.18	$0.27	$0.40
Weighted average number of shares outstanding
Basic	404,138	357,655	387,464	357,453
Diluted	404,308	358,097	387,672	357,945
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,420	$2,034	$3,341	$4,216

Condensed Interim Consolidated Balance Sheets

	June 30	December 31
(US dollars in thousands - unaudited)	2015	2014
Assets
Current assets
Cash and cash equivalents	$71,892	$308,098
Accounts receivable	2,234	4,132
Other	2,071	26,263
Total current assets	$76,197	$338,493
Non-current assets
Silver and gold interests	$5,067,975	$4,248,265
Early deposit - gold interest	14,717	13,599
Royalty interest	9,107	9,107
Long-term investments	24,717	32,872
Other	10,658	5,427
Total non-current assets	$5,127,174	$4,309,270
Total assets	$5,203,371	$4,647,763
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15,946	$14,798
Current portion of performance share units	2,211	1,373
Total current liabilities	$18,157	$16,171
Non-current liabilities
Bank debt	$715,000	$998,518
Deferred income taxes	136	942
Performance share units	2,379	3,396
Total non-current liabilities	$717,515	$1,002,856
Total liabilities	$735,672	$1,019,027
Shareholders' equity
Issued capital	$2,821,029	$2,037,923
Reserves	(21,075)	(28,841)
Retained earnings	1,667,745	1,619,654
Total shareholders' equity	$4,467,699	$3,628,736
Total liabilities and shareholders' equity	$5,203,371	$4,647,763

Condensed Interim Consolidated Statement of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	2015	2014	2015	2014
Operating activities
Net earnings	$53,726	$63,492	$103,145	$143,301
Adjustments for
Depreciation and depletion	53,448	38,580	85,590	75,268
Amortization of credit facility origination fees:
Interest expense	138	35	251	90
Amortization of credit facility origination fees - undrawn facilities	225	257	474	508
Write off of credit facility origination fees upon repayment of NRT Loan	-	-	1,315	-
Interest expense	660	556	2,047	1,609
Equity settled stock based compensation	1,420	2,034	3,341	4,216
Performance share units	(684)	1,349	98	1,496
Deferred income tax expense (recovery)	(130)	(907)	2,806	(947)
Investment income recognized in net earnings	(39)	(74)	(171)	(159)
Other	(162)	32	(200)	(46)
Change in non-cash working capital	1,432	(2,253)	1,582	(6,385)
Cash generated from operations	$110,034	$103,101	$200,278	$218,951
Interest paid - expensed	(758)	(575)	(1,946)	(1,621)
Interest received	16	17	91	45
Cash generated from operating activities	$109,292	$102,543	$198,423	$217,375
Financing activities
Bank debt repaid	$(85,000)	$-	$(1,085,000)	$-
Bank debt drawn	-	-	800,000	-
Credit facility origination fees	(129)	(19)	(4,241)	(619)
Shares issued	-	-	800,000	-
Share issue costs	(1,045)	-	(31,389)	-
Share purchase options exercised	-	3,683	2,887	3,696
Dividends paid	(34,444)	(44,792)	(34,444)	(44,792)
Cash generated from (applied to) financing activities	$(120,618)	$(41,128)	$447,813	$(41,715)
Investing activities
Silver and gold interests	$(55)	$(52)	$(900,058)	$(125,134)
Interest paid - capitalized to silver interests	(2,508)	(3,607)	(4,332)	(6,498)
Silver and gold interests - early deposit	(1,045)	-	(1,058)	(149)
Proceeds on disposal of silver interest	-	-	25,000	-
Proceeds on disposal of long-term investments	12	-	12	-
Dividend income received	23	57	80	114
Other	(1,447)	(642)	(2,059)	(668)
Cash applied to investing activities	$(5,020)	$(4,244)	$(882,415)	$(132,335)
Effect of exchange rate changes on cash and cash equivalents	$230	$58	$(27)	$51
(Decrease) increase in cash and cash equivalents	$(16,116)	$57,229	$(236,206)	$43,376
Cash and cash equivalents, beginning of period	88,008	81,970	308,098	95,823
Cash and cash equivalents, end of period	$71,892	$139,199	$71,892	$139,199

Condensed Interim Summary of Ounces Produced and Sold

	2015		2014				2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced 2
San Dimas 3	1,786	1,928	1,744	1,290	1,118	1,608	1,979	1,660
Yauliyacu	696	576	687	875	658	718	687	639
Peñasquito	1,932	1,447	1,582	1,630	2,054	2,052	2,047	1,636
Barrick 4	610	640	690	397	299	301	423	465
Other 5	2,177	1,751	1,701	1,903	2,182	2,185	2,119	2,450
Total silver ounces produced	7,201	6,342	6,404	6,095	6,311	6,864	7,255	6,850
Gold ounces produced 2
777	6,668	12,081	9,669	12,105	11,611	12,785	14,134	18,259
Sudbury 6	8,622	8,666	9,924	12,196	7,473	6,426	7,060	7,341
Salobo	27,805	27,185	12,253	10,415	8,486	8,903	10,067	8,061
Other 7	7,414	5,728	4,256	6,959	5,185	5,749	9,530	2,894
Total gold ounces produced	50,509	53,660	36,102	41,675	32,755	33,863	40,791	36,555
Silver equivalent ounces of gold produced 8	3,703	3,926	2,675	2,786	2,144	2,121	2,476	2,237
Silver equivalent ounces produced 8	10,904	10,268	9,079	8,881	8,455	8,985	9,731	9,087
Silver equivalent ounces produced - as originally reported 2, 8	n.a.	10,371	8,964	8,447	8,365	8,977	9,723	8,948
Increase (Decrease) 2	n.a.	(103)	115	434	90	8	8	139
Silver ounces sold
San Dimas 3	1,265	1,901	1,555	1,295	1,194	1,529	2,071	1,560
Yauliyacu	809	320	761	1,373	111	1,097	674	13
Peñasquito	1,420	1,573	1,640	1,662	1,958	1,840	1,412	1,388
Barrick 4	633	648	671	377	291	361	397	447
Other 5	1,448	1,223	1,106	1,592	1,673	1,398	1,510	2,257
Total silver ounces sold	5,575	5,665	5,733	6,299	5,227	6,225	6,064	5,665
Gold ounces sold
777	9,490	6,629	8,718	15,287	13,599	6,294	15,889	16,972
Sudbury 6	12,518	8,033	11,251	5,566	6,718	6,878	6,551	6,534
Salobo	32,156	9,794	14,270	7,180	11,902	10,560	6,944	6,490
Other 7	6,810	3,943	3,665	8,685	2,559	6,390	1,840	5,287
Total gold ounces sold	60,974	28,399	37,904	36,718	34,778	30,122	31,224	35,283
Silver equivalent ounces of gold sold 8	4,468	2,058	2,808	2,441	2,267	1,891	1,909	2,163
Silver equivalent ounces sold 8	10,043	7,723	8,541	8,740	7,494	8,116	7,973	7,828
Gold / silver ratio 8	73.3	72.5	74.1	66.5	65.2	62.8	61.1	61.3
Cumulative payable silver equivalent ounces produced but not yet delivered 9	6,452	6,445	4,952	5,147	5,996	6,042	5,997	5,283

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)
Comprised of the Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Constancia silver interests in addition to the previously owned Mineral Park and Campo Morado silver interests.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended June 30, 2015
	Ounces Produced2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,786	1,265	$20,762	$16.42	$4.20	$0.88	$14,339	$15,451	$150,169
Yauliyacu	696	809	13,296	16.44	4.20	6.43	4,693	9,898	180,214
Peñasquito	1,932	1,420	23,896	16.83	4.07	2.85	14,077	18,118	442,626
Barrick 4	610	633	10,320	16.31	3.90	3.24	5,806	8,003	606,209
Other 5	2,177	1,448	23,278	16.07	4.67	4.93	9,368	16,596	547,917
	7,201	5,575	$91,552	$16.42	$4.26	$3.51	$48,283	$68,066	$1,927,135
Gold
777	6,668	9,490	$11,251	$1,186	$400	$823	$(353)	$8,461	$230,652
Sudbury 6	8,622	12,518	15,074	1,204	400	841	(466)	10,044	566,569
Salobo	27,805	32,156	38,360	1,193	400	420	11,999	25,498	2,184,649
Other 7	7,414	6,810	8,198	1,204	353	285	3,850	5,817	158,970
	50,509	60,974	$72,883	$1,195	$395	$554	$15,030	$49,820	$3,140,840
Silver equivalent 8	10,904	10,043	$164,435	$16.38	$4.76	$5.31	$63,313	$117,886	$5,067,975
Corporate
General and administrative							$(7,886)
Other							(1,701)
Total corporate							$(9,587)	$(8,594)	$135,396
	10,904	10,043	$164,435	$16.38	$4.76	$5.31	$53,726	$109,292	$5,203,371

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Aljustrel, Keno Hill, Rosemont and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended June 30, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,118	1,194	$23,775	$19.92	$4.17	$0.81	$17,822	$18,794	$155,274
Yauliyacu	658	111	2,184	19.67	4.16	5.92	1,065	1,722	200,120
Peñasquito	2,054	1,958	38,366	19.60	4.05	2.98	24,607	30,437	460,980
Barrick 5	299	291	5,853	20.11	3.90	3.26	3,768	3,580	603,799
Other 6	2,182	1,673	33,362	19.94	4.29	4.45	18,730	25,189	663,924
	6,311	5,227	$103,540	$19.81	$4.15	$3.03	$65,992	$79,722	$2,084,097
Gold
777	11,611	13,599	$17,621	$1,296	$400	$823	$994	$12,181	$263,661
Sudbury 7	7,473	6,718	8,692	1,294	400	841	352	6,005	598,013
Salobo	8,486	11,902	15,379	1,292	400	462	5,121	10,618	1,312,108
Other 8	5,185	2,559	3,338	1,304	309	124	2,229	2,340	27,468
	32,755	34,778	$45,030	$1,295	$393	$651	$8,696	$31,144	$2,201,250
Silver equivalent 9	8,455	7,494	$148,570	$19.83	$4.72	$5.14	$74,688	$110,866	$4,285,347
Corporate
General and administrative							$(10,375)
Other							(821)
Total corporate							$(11,196)	$(8,323)	$236,248
	8,455	7,494	$148,570	$19.83	$4.72	$5.14	$63,492	$102,543	$4,521,595

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests; the non-operating Rosemont, Loma de La Plata and Constancia silver interests; and the previously owned Mineral Park and Campo Morado silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests, Silver Wheaton’s confidence in its business structure, Silver Wheaton’s response to the Proposal, the potential reassessment of Silver Wheaton’s tax filings by the CRA, Silver Wheaton’s position relating to any dispute with the CRA, the estimate of potential taxes, penalties and interest payable to the CRA, the impact of potential taxes, penalties and interest payable to the CRA, Silver Wheaton’s intention to defend potential reassessments if issued by the CRA, Silver Wheaton’s view of its tax filing positions, possible audits for taxation years subsequent to 2010, Silver Wheaton’s intention to file future tax returns in a manner consistent with previous filings, the length of time it would take to resolve the Proposal or an objection to any reassessment, and assessments of the impact and resolution of various legal and tax matters, including current legal proceedings before the courts.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules, Silver Wheaton’s interpretation of, or compliance with, tax laws, and regulations or accounting policies and rules is found to be incorrect, Silver Wheaton’s operations or ability to enter into precious metal purchase agreements is materially impacted as a result of any reassessment, any challenge by the CRA of Silver Wheaton’s tax filings is successful and the potential negative impact to Silver Wheaton’s previous and future tax filings, the tax impact to Silver Wheaton’s business operations is materially different than currently contemplated, any reassessment of Silver Wheaton’s tax filings and the continuation or timing of any such process is outside Silver Wheaton’s control, any requirement to pay reassessed tax, Silver Wheaton is not assessed taxes on the foreign subsidiary’s income on the same basis that it pays taxes on its Canadian income, interest and penalties will have an adverse impact on the financial position of Silver Wheaton, litigation risk associated with a challenge to Silver Wheaton’s tax filings, changes to tax legislation and administrative policies, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form and the additional risks identified under “Risks and Uncertainties” in Management’s Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F and Form 6-K filed August 11, 2015, both on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in resolving the Proposal or challenging any reassessment by CRA, that Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations, that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Silver Wheaton will not change its operations as a result of any reassessment, that Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any reassessment, expectations and assumptions concerning prevailing tax laws and the potential amount that could be assessed as additional tax, penalties and interest by the CRA, that any foreign subsidiary income would be subject to the same tax calculations as Silver Wheaton’s Canadian income, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the Annual Information Form, a copy of which is available at www.sec.gov.

In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com